UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Chimerix, Inc.
(Name of Subject Company)
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16934W106

(CUSIP Number of Class of Securities)

Michael T. Andriole

President and Chief Executive Officer

Chimerix, Inc.

2505 Meridian Parkway, Suite 100

Durham, North Carolina 27713

(919) 806-1074

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4800	Jason L. Kent Kevin Cooper Cooley LLP 55 Hudson Yards New York, New York, 10001 (212) 479-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Chimerix, Inc., a Delaware corporation (“Chimerix” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025, relating to the Tender Offer Statement on Schedule TO filed by Pinetree Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (“Jazz”), with the SEC on March 21, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Chimerix, in exchange for $8.55 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated March 21, 2025 and the related letter of transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under the section titled “U.S. Antitrust” in its entirety and replacing it with the following:

“Pursuant to the Merger Agreement, each of Parent and Chimerix filed on March 14, 2025, a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period under the HSR Act expired on 11:59 p.m. New York City time, on March 31, 2025. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the section titled “Legal Proceedings” in its entirety and replacing it with the following:

“On March 31, 2025, Chimerix, the members of the Board, Purchaser, Jazz, and Centerview were named as defendants in a complaint captioned Rosenthal v. Chimerix, Inc. et al., Index No. 2025-5353, filed by a purported Chimerix stockholder in the Supreme Court of the State of New York, County of Chemung (which we refer to as the “Rosenthal Complaint”). The Rosenthal Complaint alleges, among other things, that the Schedule 14D-9 and Schedule TO contain materially untrue statements and omit material facts in violation of North Carolina securities law and New York common law. The Rosenthal Complaint seeks, among other things, an injunction of the Transactions until the defendants make additional disclosures. In addition, as of April 1, 2025, Chimerix has received several demand letters from purported Chimerix stockholders generally alleging disclosure deficiencies in connection with the disclosures associated with the transactions contemplated by the Merger Agreement. Chimerix believes that the Rosenthal Complaint and demand letters are without merit.

It is possible that additional demand letters or complaints may be received by or filed against Chimerix, the Board, Jazz or Purchaser. If such additional demand letters are received or complaints are filed, absent new or different allegations that are material, Chimerix, Parent and Purchaser will not necessarily disclose them. The outcome of the matters described above cannot be predicated with certainty.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chimerix, Inc.

By:	/s/ Michael T. Andriole
Name:	Michael T. Andriole
Title:	President and Chief Executive Officer

Dated: April 1, 2025

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